DAIMLERBENZ
                               AKTIENGESELLSCHAFT



 ...........................................................................

                                    PRESS FAX


                                                            November 9, 1998

 DAIMLERCHRYSLER EXCHANGE OFFER COMPLETED

 o     APPROXIMATELY 98% OF DAIMLER-BENZ SHARES TENDERED
 o     BONUS SHARES NOW CERTAIN
 o     "DAY ONE" ON NOVEMBER 17, 1998

 Stuttgart - The exchange offer to Daimler-Benz shareholders to tender their shares for DaimlerChrysler shares has been closed. Approximately 98% of the Daimler-Benz shares have been tendered and accepted for exchange by DaimlerChrysler.

 The DaimlerChrysler "Day One", the day of first trading of the merged company's shares under the symbol "DCX" on the stock exchanges worldwide, is expected for Tuesday, November 17, 1998. As of that day, the operative activities of Daimler-Benz and Chrysler will be run by the new company DaimlerChrysler.

 The initial exchange offer scheduled to be closed on October 23, 1998, had to be extended by 10 business days according to Securities and Exchange Commission (SEC) regulations, to November 6, 1998. As announced, Daimler-Benz shareholders will receive a bonus of one share per 200 shares held. Cash will be paid in lieu of fractional shares.

 DaimlerChrysler is now able to present its accounts using the advantageous "pooling of interests" method, subject to Chrysler's reissuing approx. 24 million "tainted" treasury shares which are expected to be contributed to Chrysler's pension funds.

 The merger of Daimler-Benz and Chrysler will create the world's third largest automobile manufacturer and one of the largest companies in the fields of transport and services. Daimler-Benz and Chrysler ideally complement each other in terms of product spectrum and regional concentrations.

 CONTACT:

 Daimler-Benz AG
 Corporate Media Relations
 Eckhard Zanger
 Tel. +49 - 711 - 17 93311
 Fax +49 - 711 - 17 94686